                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------

                                     SCHEDULE 13D
                                   (Rule 13d - 101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  (AMENDMENT NO. 13)


                           PEC ISRAEL ECONOMIC CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                       COMMON STOCK ($1.00 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     705098-10-1
--------------------------------------------------------------------------------
                                    (CUSIP Number)


   JAMES I. EDELSON, 511 FIFTH AVENUE, NEW YORK, N.Y. 10017  (212) 551-8881
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)


                                  SEPTEMBER 7, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 20 pages

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 2 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         CO

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 3 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         CO

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 4 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raphael Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         IN

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 5 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elaine Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         IN

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 6 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leon Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         IN

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D
----------------------                                        ------------------
CUSIP No. 705098-10-1                                         Page 7 of 20 pages
----------------------                                        ------------------

--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Judith Yovel Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                          / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         -0-
                    ------------------------------------------------------------
 NUMBER OF          8    SHARED VOTING POWER
  SHARES
BENEFICIALLY             14,937,792
 OWNED BY           ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH              -0-
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                         IN

--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
             INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Unless otherwise defined in this Amendment No. 13 to Schedule 13D, capitalized terms used in this Amendment No. 13 are defined in Amendment No. 10 to this Statement on Schedule 13D, as previously filed.

          The following amends Items 2, 3, 4, 6 and 7 of this Statement on
Schedule 13D as previously filed.

Item 2.   IDENTITY AND  BACKGROUND

          The principal address for Mrs. Elaine Recanati is 23 Shalva Street, Herzliya, Israel.

          Mr. Raphael Recanati is Chairman of the Board of IDB Holding and IDB Development.

          The name, citizenship, residence or business address, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted of each of the executive officers and directors of IDB Holding and IDB Development are set forth on Schedules A and B hereof and are incorporated herein by reference.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION,

Item 4.   PURPOSE OF THE TRANSACTION and

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On September 8, 1998, IDB Development delivered to the Issuer a letter dated September 7, 1998 addressed to the Board of Directors of the Issuer (the "Proposal Letter") in which IDB Development proposed to acquire all of the outstanding shares of common stock of the Issuer not already owned by IDB Development for a cash price of $25.50 per share through a merger of a wholly-owned subsidiary of IDB Development into the Issuer. As a result of the proposed merger, the Issuer would become a wholly-owned subsidiary of IDB Development. In the Proposal Letter, IDB Development stated that it intends to exchange all of its shares of common stock of the Issuer with its partially-owned subsidiary, Discount Investment Corporation Ltd. ("DIC"), for newly issued shares of DIC and has no other intention of selling the stock of the Issuer.



                                                              Page 8 of 20 pages

          IDB Development proposed conditioning completion of the merger upon
(i) approval by the Board of Directors and the shareholders of the Issuer, (ii) approval of the merger by the Board of Directors and shareholders of IDB Development and (iii) satisfaction of all applicable regulatory and governmental requirements in Israel and certain other conditions customarily contained in transactions of this type.

          Financing for the merger would be provided by loans totaling $87.3 million to the Issuer or a merger-subsidiary company (a fully-owned subsidiary of IDB Development or DIC, as the case may be) from IDB Development, DIC or any combination thereof, but IDB Development stated that the merger is not conditioned upon the financing.

          IDB Development expects that the merger would occur before the end of the first quarter of 1999. Upon completion of the merger, the Issuer would seek to cause its shares of common stock to be delisted from trading on the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

          Each of the Issuer and DIC hold similar, though not identical, portfolios of equity interests in various public and private companies, predominantly companies located in Israel or related to Israel. The Issuer and a wholly-owned subsidiary of DIC are parties to a Business Opportunities Agreement dated as of November 30, 1993, as amended, pursuant to which each of the Issuer and DIC offer the other equal participation in business opportunities that become available to either of them, which is the principal reason why each of them have similar portfolios of equity interests.

          IDB Development stated that the existing corporate structure, under which similar equity portfolios are held by two separate public companies (the Issuer and DIC) which are subject to different laws (United States and Israel) and have fiduciary duties to different shareholders results in a complex corporate organization.

          After the merger and transfer of common stock of the Issuer from IDB Development to DIC, if it occurs, IDB Development believes that the Issuer would realize savings and advantages, including (i) streamlined management and avoidance of duplication


                                                              Page 9 of 20 pages
of efforts in participating in the management of corporations in which both the Issuer and DIC have ownership interests, (ii) removal of restrictions on the Issuer's business resulting from the Order the Issuer received from the United States Securities and Exchange Commission that determined that the Issuer is not an investment company within the meaning of the Investment Company Act of 1940, as amended, and (iii) substantial savings of time, expense and energy resulting from the elimination of proxy statements, annual and quarterly reports and compliance with United States securities laws for public companies.

          IDB Development anticipates that the Board of Directors of the Issuer will appoint a special committee composed of directors who are not affiliated with IDB Development or DIC to consider the proposal and that this committee may engage independent financial advisors and legal counsel to assist in its deliberations.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Schedules A and B             Name, citizenship, business address, present
                              principal occupation and employer of executive officers and directors of IDB Holding and IDB
                              Development.

Exhibit 1 Proposal letter dated September 7, 1998 from IDB Development addressed to the Board of Directors of the Issuer.






                                                             Page 10 of 20 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 13 is true, complete and correct.

Date:  September 8, 1998      IDB DEVELOPMENT CORPORATION LTD.
                              IDB HOLDING CORPORATION LTD.
                              RAPHAEL RECANATI
                              ELAINE RECANATI
                              LEON RECANATI
                              JUDITH YOVEL RECANATI

                           By: PEC ISRAEL ECONOMIC CORPORATION

                           By: /s/ James I. Edelson
                              ---------------------------------
                              James I. Edelson, Executive Vice President of PEC Israel Economic Corporation on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd. and Raphael Recanati pursuant to agreements annexed as exhibits to Amendment No. 4 to the Schedule 13D, on behalf of Leon Recanati and Judith Yovel Recanati pursuant to agreements annexed as exhibits to Amendment No. 7 to the
                              Schedule 13D and on behalf of Elaine Recanati pursuant to an agreement annexed as exhibit 1 to Amendment No. 12 to the Schedule 13D.






                                                             Page 11 of 20 pages

                                      Schedule A

             (Information provided as of September 7, 1998 in response
                        to Items 2 through 6 of Schedule 13D)
                Executive Officers, Directors and Persons Controlling
                           IDB Holding Corporation Ltd. (1)
                                       ("IDBH")
                 The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

(citizenship the same as country of residence unless otherwise noted)

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

Raphael Recanati         Chairman of the     Chairman of the Board
The Tower                Board               of IDBH, President of
3 Daniel Frisch Street                       Finmar Equities Co.
Tel Aviv, Israel                             (Shipping and Finance)(2)

Arie Carasso             Director            Joint Managing Director
26 Rival Street                              of Moise Carasso Sons
Tel Aviv, Israel                             Ltd. (3)

Haym Carasso             Director            Joint Managing Director
26 Rival Street                              of Moise Carasso Sons
Tel Aviv, Israel                             Ltd.

Eliahu Cohen             Chairman of the     Joint Managing Director
The Tower                Executive           of IDB Development (4)
3 Daniel Frisch Street   Committee
Tel Aviv, Israel

William M. Davidson      Director            Chief Executive Officer
2300 Harmon Road                             of Guardian Industries
Auburn Hills, Michigan                       Corporation

Gideon Dover             Director            Director of Companies
4 Uri Street
Tel Aviv, Israel



                                                             Page 12 of 20 pages

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

Yair Hamburger           Director            Chairman and Managing
29 Derech Haganim                            Director of
Kfar Shmaryahu, Israel                       Harel Hamishmar
                                             Investments Ltd.

Robert J. Hurst          Director            Vice Chairman of Goldman,
85 Broad Street                              Sachs & Co., Investment
New York, New York                           Bankers

Dalia Lev                Director            Joint Managing Director
The Tower                                    of IDB Development
3 Daniel Frisch Street
Tel Aviv, Israel

Hermann Merkin           Director            Member of the New York
415 Madison Avenue                           Stock Exchange, Inc.
New York, New York                           and the American Stock
                                             Exchange, Inc. (5)

Raphael Molho            Director            Director of Companies (6)
22 Ibn Gvirol Street
Jerusalem, Israel

Lenny Recanati           Director            Senior Manager of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation Ltd.

Leon Recanati            Vice Chairman       Vice Chairman and Joint
The Tower                and Joint           Managing Director of IDBH
3 Daniel Frisch Street   Managing Director   and Chairman of the Board of
Tel Aviv, Israel                             Clal (Israel) Ltd. (7)

Oudi Recanati            Vice Chairman      Vice Chairman and Joint
The Tower                and Joint          Managing Director of IDBH
3 Daniel Frisch Street   Managing Director  and Chairman of the Board of
Tel Aviv, Israel                            Discount Investment Corporation
                                            Ltd. and the Issuer (8)


                                                             Page 13 of 20 pages

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

Meir Rosenne             Director            Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director            Managing Director of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation Ltd. (9)

Israel Zang              Director            Dean, Faculty of
10 Kisufim Street                            Management, Tel Aviv
Tel Aviv, Israel                             University

Elaine Recanati                              Housewife
23 Shalva Street
Herzliya, Israel
(citizen of the United
States)

Judith Yovel Recanati                        Housewife
64 Kaplan Street
Herzliya, Israel

Rina Cohen               Comptroller         Comptroller of IDBH (10)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

Arthur Caplan*           Secretary           Secretary of IDBH (11)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident       Executive Vice President,
511 Fifth Avenue         Secretary           Secretary and General
New York, New York                           Counsel of the Issuer
                                             (12)



                                                            Page 14 of 20 pages

(1) As of September 7, 1998, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned approximately 71.0% of the outstanding shares of IDB Development Corporation Ltd. As of such date, companies controlled by Raphael Recanati, Elaine Recanati, Leon Recanati and Judith Yovel Recanati held in the aggregate approximately 52.61% of the voting power and equity of IDB Holding Corporation Ltd.

(2)  Mr. Raphael Recanati is Chairman of the Board of IDB Development.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4)  Mr. Cohen is a Director of the Issuer.

(5) Mr. Merkin is a Director of the Issuer. Mr. Merkin holds 5,000 shares of common stock of the Issuer.

(6)  Mr. Molho is a Director of IDB Development.

(7)  Mr. Leon Recanati is Vice Chairman of IDB Development.

(8)  Mr. Oudi Recanati is Vice Chairman of IDB Development.

(9)  Mr. Tadmor is a Director of IDB Development.

(10) Mrs. Cohen is Comptroller of IDB Development.

(11) Mr. Caplan is Secretary of IDB Development.

(12) Mr. Edelson holds 2,000 shares of common stock of the Issuer.

*    Mr. Caplan is a dual citizen of Israel and Great Britain.







                                                            Page 15 of 20 pages

          Based on information provided to the Reporting Persons, except as previously disclosed in Item 2 to this Schedule 13D, as amended, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.




















                                                            Page 16 of 20 pages

                                      Schedule B

              (Information provided as of September 7, 1998 in response
                        to Items 2 through 6 of Schedule 13D)
         Executive Officers and Directors of IDB Development Corporation Ltd.
                 who are not Executive Officers or Directors of IDBH

Address is:  The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                               (citizenship is Israel)

Name and Address              Position       Principal Occupation
----------------              --------       --------------------

Abraham Ben Joseph            Director       Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel

Avishay Braverman             Director       President of Ben Gurion
11 Jericho Street                            University of the Negev
Beer Sheva, Israel

Michael Levi                  Director       President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel

David Leviatan                Director       Director of Companies
18 Mendele Street
Herzliya, Israel



Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


                                                            Page 17 of 20 pages

IDB DEVELOPMENT CORPORATION LTD.                                       EXHIBIT 1
"The Tower", 3 DANIEL FRISCH ST., TEL-AVIV 64731
TELEFAX: (03) 6952069  TELEPHONE: (03) 6966766

                                                  September 7, 1998

Board of Directors of PEC Israel Economic Corporation
511 Fifth Avenue, 10th Floor
New York, New York 10017

Gentlemen:

          IDB Development Corporation Ltd. ("IDB Development") hereby proposes to acquire all of the outstanding shares of common stock of PEC Israel Economic Corporation ("PEC") not already owned by IDB Development for a cash price of $25.50 per share through a merger of a wholly-owned subsidiary of IDB Development into PEC. As a result of the proposed merger, as described above, PEC would become a wholly-owned subsidiary of IDB Development. IDB Development intends to exchange all of its shares of common stock of PEC with its partially-owned subsidiary, Discount Investment Corporation Ltd. ("DIC"), for newly issued shares of DIC. In the event IDB Development completes the transfer to DIC of all of its shares of common stock of PEC prior to the completion of the merger, IDB Development will assign to DIC all of its rights and obligations in connection with the merger, including any rights under this offer and in connection thereto. In such case, PEC would become a wholly-owned subsidiary of DIC.

          Completion of the merger would be conditioned upon (i) the approval by the Board of Directors and the shareholders of PEC, (ii) approval of the merger by the Board of Directors and shareholders of IDB Development, and (iii) satisfaction of all applicable regulatory and governmental requirements in Israel, and certain other conditions customarily contained in transactions of this type.

          Financing for the merger would be provided by loans to PEC or a merger-subsidiary company (a fully-owned subsidiary of IDB Development or DIC, as the case may be) from IDB Development, DIC or any combination thereof. Our proposal is not conditioned on financing.

          IDB Development expects that the merger would occur




                                                            Page 18 of 20 pages

                           IDB DEVELOPMENT CORPORATION LTD.


before the end of the first quarter of 1999. Upon completion of the merger, PEC would seek to cause its shares of common stock to be delisted from trading on the New York Stock Exchange and to be deregistered under the Securities Exchange Act of 1934, as amended.

          IDB Development believes that this proposal is fair and will benefit the public shareholders of PEC. The all cash price of $25.50 per share to be paid in the merger represents an 11.8% premium over the closing price on September 4, 1998 of $22.8125 per share and exceeds the highest price at which the common shares of PEC have traded on the New York Stock Exchange for the two and one half year period prior to the date of this letter.

          PEC and DIC, both subsidiaries of IDBD, hold similar, though not identical, portfolios of equity interests in various public and private companies, predominantly companies located in Israel or related to Israel. PEC was established in 1926, in order to enable U.S. investors to invest in Israel. Today, Israeli companies have ready-access to the U.S. capital markets. The existing corporate structure, under which similar equity portfolios are held by two separate public companies (PEC and DIC) which are subject to different laws (U.S. and Israel) and have fiduciary duties to different shareholders, results in a complex corporate organization.

          After the merger and transfer of common stock of PEC from IDB Development to DIC, if it occurs, PEC would realize savings and advantages, including (i) streamlined management and avoidance of duplication of efforts in participating in the management of corporations in which both PEC and DIC have ownership interests, (ii) removal of restrictions on PEC's business resulting from the Order PEC received from the United States Securities and Exchange Commission that determined that PEC is not an investment company within the meaning of the Investment Company Act of 1940, as amended, and (iii) substantial savings of time, expense and energy resulting from the elimination of proxy statements, annual and quarterly reports and compliance with United States securities laws for public companies.

          IDB Development desires to proceed on an expedited basis and urges the Board of Directors of PEC to act as quickly


                                                            Page 19 of 20 pages

                           IDB DEVELOPMENT CORPORATION LTD.


as possible in considering the proposal. IDB Development anticipates that the Board would consider appointment of a special committee composed of directors who are not affiliated with IDB Development or DIC to consider the proposal and that such committee would be authorized to engage independent financial advisors and legal counsel to assist it in its deliberations. IDB Development has engaged BT Wolfensohn as its financial advisor and invites the special committee's representatives to contact its advisors to discuss this proposal at the special committee's earliest convenience.

          Please be advised that IDB Development has no intention of selling its holdings of PEC stock, otherwise than in connection with the possible transaction with DIC referred to above.

          IDB Development has been advised that it must promptly file an amendment to the Statement on Schedule 13D with respect to PEC, which will disclose the substance of this letter. Accordingly, PEC should consider making its own public announcement relating to this matter.

          IDB Development reserves the right to amend or withdraw this proposal at its sole discretion at any time.

                              Sincerely yours,

                              IDB Development Corporation Ltd.


                              By:     /s/ ELIAHU COHEN
                                 --------------------------------
                                 Name:    Eliahu Cohen
                                 Title:   Joint Managing Director


                              By:     /s/ DALIA LEV
                                 --------------------------------
                                 Name:    Dalia Lev
                                 Title:   Joint Managing Director




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